DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Carrie J. Hartley carrie.hartley@dlapiper.com T 919.786.2007 F 919.786.2200

September 30, 2010

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549-3628

Attn:	Sonia Barros, Special Counsel
Erin Martin, Attorney-Advisor

Re:	KBS Real Estate Investment Trust III, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed September 30, 2010
File No. 333-164703

Dear Ms. Barros and Ms. Martin:

On behalf of our client, KBS Real Estate Investment Trust III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated September 2, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

Please note Amendment No. 3 also includes revisions requested by the Office of Mergers and Acquisitions related to the Company’s share redemption program and revisions requested by the Division of Investment Management with respect to the disclosure regarding the Company’s exception from registration under the Investment Company Act.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to show changes from Amendment No. 2 to the Company’s Registration Statement on Form S-11 filed on August 20, 2010, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 3.

Securities and Exchange Commission

General

1.	We note your response to comment 19 in our letter dated June 15, 2010. Please update your disclosure in the plan of distribution to describe the wholesaling arrangements you have described in your response letter.

Response:

Please refer to the response in our letter dated September 9, 2010 filed with the SEC via EDGAR.

Risk Factors, page 29

Our board’s loyalties to KBS REIT I, KBS REIT II, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT . . ., page 38

2.	We refer to your revised disclosure on page 40. The tables you have added on page 40 with director compensation fees are much too detailed for the risk factor section. Please move this disclosure to another appropriate section of the prospectus. See Item 503(c) of Regulation S-K which requires risk factor discussion to be “concise.”

Response:

We have removed the tables from the risk factor and moved the disclosure to “Conflicts of Interest – Our Board’s Loyalties to KBS REIT I, KBS REIT II, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT and Possibly to Future KBS-Sponsored Programs” at pages 107-108.

Table III, page P-9

3.	We refer to footnote 2 in Table III which provides that “GAAP basis income for investment companies does not include depreciation expense.” Instruction 4 to Table III of Guide 5 provides that “[i]nformation should be presented on the basis of generally accepted accounting principles (‘GAAP’) where indicated. However, where information about nonpublic programs is required to be included, such information may be presented on a tax basis if the program’s books have not been kept on a GAAP basis.” Please tell us why you have included a presentation that excludes depreciation expense. Alternatively, please tell us your basis in GAAP for recording these real estate investments at fair value.

Response:

The private programs sponsored by KBS investment advisors are accounted for as investment companies in accordance with the American Institute of Certified Public Accountants Investment Company Guide (the “Guide”). The Guide is authoritative for

Securities and Exchange Commission

purposes of applying GAAP to real estate investment companies. Under the Guide, investments held by investment companies (including real estate) are not recorded at historical cost and depreciated over their use life; instead, they are recorded at fair value and adjusted each reporting period based upon the then current fair value.

Part II - Information Not Required In Prospectus, page II-1

Table VI - Acquisitions of Properties by Programs, page II-7

4.	We note your response to comment 12 in our letter dated June 15, 2010. Please add disclosure in a footnote to the table or its introductory paragraph to clarify that you have allocated the purchase price of a real estate investment among the cost of tangible assets, identifiable intangibles and assumed liabilities in accordance with FAS 141, which is different from how it is allocated in Schedule III of Form 10-K.

Response:

In response to the Staff’s comment, we have added the footnote below to Table VI on page II-13.

(9)	For acquisitions by KBS REIT I and KBS REIT II, total cost of property represents the total purchase price of the investment plus any subsequent capital improvements. KBS REIT I and KBS REIT II allocate the purchase price of a real estate investment among the cost of tangible assets (including land, building and tenant improvements), identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) in accordance with Accounting Standards Codification Topic 805 (“ASC 805”); ASC 805 does not apply to the acquisitions made by the private programs sponsored by KBS investment advisors. The information contained in Schedule III of the Annual Reports on Form 10-K for KBS REIT I and KBS REIT II represents only the initial cost of land, building and improvements and the current carrying cost of land, building and improvements and excludes any amounts allocated to identified intangibles and assumed liabilities.

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Very truly yours, DLA Piper LLP (US)

By:	/s/ Carrie J. Hartley

cc:	Charles J. Schreiber, Jr.